

Mail Stop 7010

June 26, 2007

Mr. David P. Warren
Executive Vice President and Chief Financial Officer
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, New York 10006

      RE: **The Nasdaq Stock Market, Inc.**
               Form 10-K for the Fiscal Year ended December 31, 2006
               Form 10-Q for the First Quarter ended March 31, 2007
               File No. 0-32651

Dear Mr. Warren:

      We have reviewed your response letter dated June 21, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 7 – Investments, page F-23

1. We have reviewed your response to prior comment number 1. We appreciate the additional information you have given us about the classification of your investment in the London Stock Exchange (LSE) as a current asset. In future filings, please disclose your strategic outlook with regard to this investment at each reporting date. In addition, disclose and expand upon your view that the investment in the London Stock Exchange is a liquid portion of your capital that represents margin for meeting obligations within the operating cycle of your business and any other disclosures deemed appropriate.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant